Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	Year Ended December 31,				Nine Months Ended September 30, 2011
	2007	2008	2009	2010
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$228,295	$328,023	$224,705	$307,219	$299,936
Add: Fixed charges	56,816	57,792	74,750	97,991	81,118
Amortization of interest capitalized	533	641	715	729	553
Distributed income of equity investees	3,800	5,200	4,558	4,853	4,365
Less: Interest capitalized	(4,452)	(4,803)	(3,510)	(2,943)	(2,526)
Total earnings	$284,992	$386,853	$301,218	$407,849	$383,446

FIXED CHARGES:
Interest expense	$50,504	$51,961	$69,847	$93,436	$77,280
Interest capitalized	4,452	4,803	3,510	2,943	2,526
Debt amortization expense	1,554	767	1,112	1,401	1,180
Rent expense representative of interest factor	306	261	281	211	132
Total fixed charges	$56,816	$57,792	$74,750	$97,991	$81,118
Ratio of earnings to fixed charges	5.0	6.7	4.0	4.2	4.7

*    Excludes income from equity investments.